

Lisa Ruskaup

CEO at Habit Doughnut Dispensary, Carbon Cafe & Bar, Dead Battery Club

Greater Denver Area

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Habit Doughnut Dispensary, Carbon Cafe ...

Regis University School of Professional Studies

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Founder and creative director of Denver, Colorado based Consumption Concepts, a creativity studio and concept lab for the hospitality industry. "Through pinpoint design, channeled innovation and stakeholder focus, Consumption Concepts creates new, and refines existing concepts within the hos...



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Denver's Habit Doughnut Dispensary and Carbon Cafe & Bar, During Expansion and Capital Raise, Watch Viral Video Reach 3...

Lisa Ruskaup
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Experience

Habit Doughnut Dispensary, Carbon

CEO

Habit Doughnut Dispensary, Carbon Cafe & Bar, Dead Battery Club

2014 – Present · 4 yrs

Greater Denver Area

Habit Doughnut Dispens

CEO/Founder

Habit Doughnut Dispensary and Carbon Cafe & Bar











ary and Carbon Cafe & Bar

Jul 2014 – Present · 4 yrs 5 mos
1553 Platte Street, #130, Denver, Colorado 80202

This co-branded startup is currently incubating in the Denver metropolitan market. Part coffee shop, part cocktail bar, part easy casual restaurant, co-branded with a high-end doughnut shop, dispensing premium pastries, alcohol, tobacco and other neighborhood necessities seven days a week.

Concessions of a Gladman

Partner
Concessions of a Gladman
Oct 2014 – Present · 4 yrs 2 mos
Denver International Airport

I am still partner at Skyport Holdings; I just like to do other things, too.

Consumption Concepts

Owner | Creative Director
Consumption Concepts
May 2014 – Present · 4 yrs 7 mos
Greater Denver Area

"Through pinpoint design, channeled innovation and stakeholder focus, Consumption Concepts creates new, and refines existing concepts within the hospitality industry. The resulting provocative spaces, brands, products and environments create a depth of experience for the guest and underscore financial success."

Habit Doughnut Dispensary - Carbon Cafe & Bar, Dead Battery Club

CEO/Founder
Habit Doughnut Dispensary - Carbon Cafe & Bar, Dead Battery Club
Jan 2014 – Present · 4 yrs 11 mos

We work on iterations of concept on a regular basis and identification of our current, evolving target demographics, changes in the trade area, market and sensory awareness.

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Education

Regis University School of Professi

Regis University School of Professional Studies
Business, Pursuing concurrent Business Admin and MBA
2008 – 2010
Activities and Societies: Current student with emphasis area in Organizational Behavior





Metr opolitan State Univers

Metropolitan State University of Denver

Advisor to Hospitality and Tourism School

Inter national Wine Guild

International Wine Guild

Certified Wine Sommelier, Wine and Spirits

2011 – 2012

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